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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                        --------------------------------


                         MAGELLAN HEALTH SERVICES, INC.
                               (Name of Applicant)

                           6950 Columbia Gateway Drive
                                    Suite 400
                            Columbia, Maryland 21046
                    (Address of Principal Executive Offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

          Title of Class                               Amount
          --------------                               ------
      9-3/8% Notes due 2008           Aggregate principal amount not to exceed
                                                   $300.0 million

                        --------------------------------

           Approximate date of proposed public offering: Except as otherwise provided for in the proposed Debtor's Third Amended Plan of Reorganization of Magellan Health Services, Inc., dated August 18, 2003 (the "Plan"), distributions on account of Allowed Claims will be made on the date on which the Applicant consummates the Plan (the "Effective Date") or as soon thereafter as practicable or, with respect to a Disputed Claim, only after and to the extent such Claim becomes allowed. Capitalized terms used herein and not otherwise defined have the same meanings as in the Plan or the Indenture (as defined below), as the case may be.

                        --------------------------------

                                  Mark Demilio
              Executive Vice President and Chief Financial Officer
                           6950 Columbia Gateway Drive
                                    Suite 400
                            Columbia, Maryland 21046
                     (Name and Address of Agent for Service)


                                 With copies to:

                            Robert L. Messineo, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153


           The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                                    FORM T-3

                                     GENERAL

ITEM 1.    GENERAL INFORMATION.

           (a) The Applicant is a corporation.

           (b) The Applicant was organized under the laws of the State of Delaware.

ITEM 2.    SECURITIES ACT EXEMPTION APPLICABLE.

           The Applicant intends to commence a solicitation (the "Solicitation") of acceptances of the Plan of the Applicant and certain of its subsidiaries as set forth in the Plan, pursuant to which the Applicant intends to issue 9?% Notes due 2008 (the "New Notes"). The Chapter 11 cases of the Applicant and 88 of its subsidiaries are presently pending before the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The New Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the "Indenture"). A copy of the Disclosure Statement relating to the Plan (which includes the Plan as Exhibit A thereto), which was approved by an order of the Bankruptcy Court dated August 19, 2003, is attached hereto as Exhibit T3E (the "Disclosure Statement").

           Except as otherwise provided for in the Plan, on the Effective Date, or as soon as practicable thereafter, holders of Senior Note Claims and Other General Unsecured Claims, on account of such claims, and Houlihan Lokey, on account of its success fee as set forth in its engagement letter, will receive New Notes in partial satisfaction of such respective fees and claims or, with respect to a Disputed Claim, will receive New Notes only after and to the extent such Claim becomes allowed. The New Notes will have a final maturity of November 15, 2008. The Applicant anticipates initially issuing up to approximately $275,000,000 of New Notes.

           The Applicant believes that the issuance of the New Notes to Class 7 and Class 9 Debtors is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and state securities and "blue sky" laws pursuant to Section 1145(a)(1) of Title 11 of the United States Code (the "Bankruptcy Code"). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (1) the securities are issued by the debtor (or an affiliate participating in a joint plan with the debtor or the debtor's successor) under a plan of reorganization; (2) the recipients of the securities hold a pre-petition or administrative claim against the debtor or an interest in the debtor; and (3) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the offer of the New Notes under the Solicitation and the exchange of New Notes under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer is exempt from the registration requirements referred to above.

                                  AFFILIATIONS

ITEM 3.    AFFILIATES.

           An organizational chart of the Applicant and its subsidiaries is attached hereto as Exhibit T3G-1 and is incorporated herein in its entirety by reference. Each subsidiary shown in Exhibit T3G-1 is owned by the Applicant or its subsidiaries unless otherwise noted.


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
                             MANAGEMENT AND CONTROL

ITEM 4.    DIRECTORS AND EXECUTIVE OFFICERS.

           The following table sets forth the names of and all offices held by all of the current directors and executive officers of the Applicant. The complete mailing address for each of these directors is c/o Magellan Health Services, Inc., 6950 Columbia Gateway Drive, Suite 400, Columbia, Maryland 21046.

Name                          Office
----                          ------

Jonthan J. Coslet             Director
Andre C. Dimitriadis          Director
Henry T. Harbin, M.D.         Executive Chairman of the Board and Director
Gerald L. McManis             Director
Daniel S. Messina             Director
Robert W. Miller              Director
James B. Williams             Director
Steven J. Shulman             Chief Executive Officer
Rene Lerer, M.D.              Chief Operating Officer
Jay J. Levin                  President
Mark S. Demilio               Executive Vice President, Chief Financial Officer
Dennis P. Moody               Executive Vice President, Aetna Programs
Megan M. Arthur               Executive Vice President, General Counsel


ITEM 5.    PRINCIPAL OWNERS OF VOTING SECURITIES.

           The following chart sets forth each person owning 10 percent or more of the voting securities of the Applicant:


           --------------------------------- ---------------------------- ------------------------ --------------------------
                                                                                                          PERCENTAGE
              NAME AND COMPLETE MAILING               TITLE OF                                       OF VOTING SECURITIES
                       ADDRESS                       CLASS OWNED               AMOUNT OWNED                  OWNED
           --------------------------------- ---------------------------- ------------------------ --------------------------

           TPG Advisors II                          Common Stock                 6,300,053                   15.2%
           201 Main Street
           Suite 2420
           Fort Worth, TX  76102


                                  UNDERWRITERS

ITEM 6.    UNDERWRITERS.

           (a) The following table sets forth the name and address of any person who acted as an underwriter of any securities of the Applicant which were outstanding on the date of this Application.

SECURITIES                                     UNDERWRITER AND ADDRESS
----------                                     -----------------------

9-3/8% Senior Notes due 2007

                                               JP Morgan
                                               270 Park Avenue
                                               New York, NY 10017

                                               Credit Suisse First Boston
                                               Eleven Madison Avenue
                                               New York, NY 10010

                                               UBS Warburg
                                               299 Park Avenue
                                               New York, NY  10171


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
           (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

                               CAPITAL SECURITIES

ITEM 7.    CAPITALIZATION.

           (a) The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of the date hereof.

                  -------------------------------------------------- -------------------------------- ------------------------------
                  TITLE OF CLASS                                            AMOUNT AUTHORIZED                 AMOUNT OUTSTANDING
                  -------------------------------------------------- -------------------------------- ------------------------------
                  Common Stock ($0.25 per share par value)                        80,000,000                          35,318,926
                  -------------------------------------------------- -------------------------------- ------------------------------
                  Preferred Stock (no par value)                                  10,000,000                              59,063
                  -------------------------------------------------- -------------------------------- ------------------------------


           (b) Each share of the Applicant's Common Stock entitles the holder thereof to one vote. Pursuant to the Applicant's Restated Certificate of Incorporation, as set forth in Exhibit T3A attached hereto, the voting rights of each share of Applicant's Preferred Stock is as designated by the Applicant's Board of Directors. Currently the only designation of Preferred Stock outstanding are the shares of the Applicant's Series A Preferred Stock. Each share of Series A Preferred Stock entitles the holder thereof to a number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock is convertible. The Common Stock and Series A Preferred Stock vote together as one class on each matter submitted to a vote at all meetings of the Applicant's common shareholders.

                              INDENTURE SECURITIES

ITEM 8.    ANALYSIS OF INDENTURE PROVISIONS.

           The following is a general description of certain provisions of the Indenture to be qualified. The description is qualified in its entirety by reference to the form of Indenture filed as an exhibit hereto. Prior to the Effective Date of the Plan and the effectiveness of this Application, the Applicant will file an amendment to this Application for Qualification and an amended Indenture containing additional and/or modified terms and conditions.

           Events of Default; Withholding of Notice.

           Each of the following are Events of Default under the Indenture:

           (a) default for 30 days in the payment when due of interest on any Note;

           (b) default in the payment when due of the principal of any Note;

           (c) failure by the Applicant to comply with certain restrictions on merger, consolidation or sale of assets under the Indenture;

           (d) failure by the Applicant for 30 days after written notice to comply with any of its other agreements in the Indenture;


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
           (e) default under any Indebtedness by the Applicant or any of its Restricted Subsidiaries that results in failure to pay any such Debt at maturity, or acceleration of the maturity of such Indebtedness, in an aggregate amount at least equal to $20 million, or, together with any other accelerated Indebtedness, $35 million;

           (f) the Applicant or any of its Restricted Subsidiaries within the meaning of any Bankruptcy Law (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a custodian of it or for all or substantially all of its property, (iv) makes a general assignment for the benefit of its creditors, or (v) takes any comparable action under any foreign laws relating to insolvency;

           (g) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Applicant or any of its Restricted Subsidiaries in an involuntary case, (ii) appoints a custodian of the Applicant or any of its Restricted Subsidiaries or for all or substantially all of its property, or (iii) orders the winding up or liquidation of the Applicant or any Restricted Subsidiaries; and

           (h) failure by the Applicant or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $20 million which judgments are not paid, discharged or stayed within 60 days after their entry.

           The Applicant shall deliver to the Trustee, within thirty days after becoming aware of the occurrence thereof, written notice in the form of an Officers' Certificate of any Default or Event of Default, its status and what action the Applicant is taking or proposes to take with respect thereto. The Trustee may withhold from Noteholders notice of any continuing Default or Event of Default if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the Noteholders.

           Execution and Authentication of the Securities; Application of Proceeds.

           The Notes will be executed on behalf of the Applicant by one or more Officers of the Applicant. Such signatures may be manual or by facsimile. If an Officer whose signature is on a Note no longer holds that office at the time a
Note is authenticated, the Note shall nevertheless be valid. A Note will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature will be conclusive evidence that the Note has been authenticated under the Indenture. The Trustee shall authenticate and make available for delivery Notes as set forth in the Appendix to the Indenture. The Trustee may appoint an authenticating agent reasonably acceptable to the Applicant to authenticate the Notes. Any such appointment shall be evidenced by an instrument signed by a Trust Officer, a copy of which shall be furnished to the Applicant. Unless otherwise provided in the appointment, an authenticating agent may authenticate the Notes whenever the Trustee may do so.

           The Notes will be issued to holders of certain claims pursuant to the Plan. As a result, the Applicant will not realize any proceeds from such issuance.

           Release or Release and Substitution of Property.

           No property of the Applicant is subject to the lien of the Indenture, except that in order to secure the Applicant's compensation to and indemnification of the Trustee, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of, premium, if any, and interest on particular Notes.

           Discharge of Liability on Securities.

           The Indenture will be discharged and will cease to be of further effect, except as to surviving rights of registration of transfer or exchange of the Notes, as to all Notes issued thereunder, when:

           (1) either (A) all Notes that have been previously authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or aggregated and held in trust by the Applicant and thereafter repaid to the


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
Applicant or discharged from the trust) have been delivered to the Trustee for cancellation; or (B) all Notes that have not been previously delivered to the Trustee for cancellation have become due and payable and the Applicant has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Noteholders, cash in U.S. dollars, U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not previously delivered to the Trustee for cancellation for principal, premium, if any, and interest on the Notes to maturity or such redemption date;

           (2) the Applicant has paid or caused to be paid all other sums payable by it under the Indenture; and

           (3) the Applicant delivers to the Trustee an Officers' Certificate and Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been satisfied.

           Statement as to Compliance.

           The Applicant shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate stating that in the course of the performance by the signers of their duties as Officers of the Applicant they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such period. If they do, the certificate shall describe the Default, its status and what action the Applicant is taking or proposes to take with respect thereto.

           The Applicant also shall comply with TIA ss.314(a)(4).

ITEM 9.    OTHER OBLIGORS.

           Upon issuance pursuant to the Plan, the Applicant's obligations with respect to the Notes will not be guaranteed; however, the Indenture provides for future subsidiary guarantors.

Contents of Application for Qualification. This Application for Qualification comprises--

           (a) Pages numbered 1 to 9, consecutively (including an attached
Exhibit Index).

           (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

           (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

                     Exhibit T3A        Certificate of Incorporation of
                                        Applicant (incorporated by reference
                                        herein to Exhibit 3(a) to the 1992
                                        Annual Report on Form 10-K filed by
                                        Magellan Health Services, Inc. on
                                        December 15, 1992).

                     Exhibit T3B        Bylaws of Applicant (incorporated by
                                        reference herein to Exhibit 3(b) to the
                                        1999 Annual Report on Form 10-K filed by
                                        Magellan Health Services, Inc. on
                                        September 30, 1999).

                     Exhibit T3C*       Form of Indenture among Applicant and
                                        the Trustee.

                     Exhibit T3D        Not Applicable.

                     Exhibit T3E        Disclosure Statement and accompanying
                                        Third Amended Plan of Reorganization of
                                        Magellan Health Services, Inc., dated
                                        August 18, 2003 as filed with the U.S.
                                        Bankruptcy Court for the Southern
                                        District of New York (incorporated by
                                        reference herein to Exhibits 2(a) and
                                        2(b) to a Quarterly Report on Form 10-Q
                                        filed by Magellan Health Services, Inc.
                                        on August 19, 2003).


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
                     Exhibit T3F        Cross reference sheet showing the
                                        location in the Indenture of the
                                        provisions inserted therein pursuant to
                                        Section 310 through 318(a), inclusive,
                                        of the Trust Indenture Act of 1939
                                        (included as part of Exhibit T3C).

                     Exhibit T3G-1*     Organizational chart of Applicant and
                                        its subsidiaries.

                     Exhibit T3G-2**    Statement of eligibility and
                                        qualification of the Trustee on Form
                                        T-1.

--------------------------------
*    Filed herewith.
**   To be filed by amendment.





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
                                   SIGNATURE

           Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Magellan Health Services, Inc., a corporation organized under the laws of the State of Delaware, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Columbia, State of Maryland, on the 28th day of August 2003.

           [SEAL]                      MAGELLAN HEALTH SERVICES, INC.

                                       By:  /s/ Mark Demilio
                                          --------------------------------------
                                          Name:   Mark Demilio
                                          Title:  Executive Vice President and
                                                  Chief Financial Officer
Attest:   /s/ Megan M. Arthur
         -----------------------------
Name:    Megan M. Arthur
Title:   Secretary

                                  EXHIBIT INDEX
                                  -------------

                     Exhibit T3A        Certificate of Incorporation of
                                        Applicant (incorporated by reference
                                        herein to Exhibit 3(a) to the 1992
                                        Annual Report on Form 10-K filed by
                                        Magellan Health Services, Inc. on
                                        December 15, 1992).

                     Exhibit T3B        Bylaws of Applicant (incorporated by
                                        reference herein to Exhibit 3(b) to the
                                        1999 Annual Report on Form 10-K filed by
                                        Magellan Health Services, Inc. on
                                        September 30, 1999).

                     Exhibit T3C*       Form of Indenture among Applicant and
                                        the Trustee.

                     Exhibit T3D        Not Applicable.

                     Exhibit T3E        Disclosure Statement and accompanying
                                        Third Amended Plan of Reorganization of
                                        Magellan Health Services, Inc., dated
                                        August 18, 2003 as filed with the U.S.
                                        Bankruptcy Court for the Southern
                                        District of New York (incorporated by
                                        reference herein to Exhibits 2(a) and
                                        2(b) to a Quarterly Report on Form 10-Q
                                        filed by Magellan Health Services, Inc.
                                        on August 19, 2003).

                     Exhibit T3F        Cross reference sheet showing the
                                        location in the Indenture of the
                                        provisions inserted therein pursuant to
                                        Section 310 through 318(a), inclusive,
                                        of the Trust Indenture Act of 1939
                                        (included as part of Exhibit T3C).

                     Exhibit T3G-1*     Organizational chart of Applicant and
                                        its subsidiaries.

                     Exhibit T3G-2**    Statement of eligibility and
                                        qualification of the Trustee on Form
                                        T-1.

--------------------------------
*    Filed herewith.
**   To be filed by amendment.


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